UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

BluePhoenix Solutions, Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS $0.04 per share
(Title of Class of Securities)

M20157117
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102-3620
(206) 728-9063

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. Columbia Pacific Opportunity Fund, L.P. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ⊢		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,267,054 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,267,054 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,267,054		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.46% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,267,054 Ordinary Shares owned by Columbia Pacific Opportunity Fund, L.P.

[3] Based on 10,813,510 Ordinary Shares outstanding as of March 31, 2013, as reported by the Company directly to Columbia Pacific Advisors, LLC.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Advisors, LLC [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER 4,304,994 [2]
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 4,304,994 [2]
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,994		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.81% [3]		
14	TYPE OF REPORTING PERSON IA		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,304,994 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 10,813,510 Ordinary Shares outstanding as of March 31, 2013, as reported by the Company directly to Columbia Pacific Advisors, LLC.

1	NAMES OF REPORTING PERSONS. Alexander B. Washburn [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ⊢		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,304,994 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,304,994 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,994		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.81% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,304,994 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 10,813,510 Ordinary Shares outstanding as of March 31, 2013, as reported by the Company directly to Columbia Pacific Advisors, LLC.

1	NAMES OF REPORTING PERSONS. Daniel R. Baty [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ⊢		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,304,994 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,304,994 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,994		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.81% [3]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,304,994 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 10,813,510 Ordinary Shares outstanding as of March 31, 2013, as reported by the Company directly to Columbia Pacific Advisors, LLC.

1	NAMES OF REPORTING PERSONS. Stanley L. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,304,994 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,304,994 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,994		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.81% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,304,994 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 10,813,510 Ordinary Shares outstanding as of March 31, 2013, as reported by the Company directly to Columbia Pacific Advisors, LLC.

1	NAMES OF REPORTING PERSONS. Brandon D. Baty		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ⊢		
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 4,304,994 [1]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 4,304,994 [1]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,304,994		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.81% [2]		
14	TYPE OF REPORTING PERSON IN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 4,304,994 Ordinary Shares to which this Schedule 13D relates.

[3] Based on 10,813,510 Ordinary Shares outstanding as of March 31, 2013, as reported by the Company directly to Columbia Pacific Advisors, LLC.

1	NAMES OF REPORTING PERSONS. Columbia Pacific Partners Fund, Ltd. [1]		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ⊢		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	**7**	SOLE VOTING POWER 37,940 [2]	
	8	SHARED VOTING POWER 0	
	9	SOLE DISPOSITIVE POWER 37,940 [2]	
	10	SHARED DISPOSITIVE POWER 0	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,940		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35% [3]		
14	TYPE OF REPORTING PERSON PN		

[1] The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

[2] Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 37,940 Ordinary Shares owned by Columbia Pacific Partners Fund, Ltd.

[3] Based on 10,813,510 Ordinary Shares outstanding as of March 31, 2013, as reported by the Company directly to Columbia Pacific Advisors, LLC.

EXPLANATORY NOTE

This Amendment No. 8 amends and supplements the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Opportunity Fund"); Columbia Pacific Partners Fund, Ltd., a Cayman Islands limited corporation (the "Partners Fund" and, together with the Opportunity Fund, the "Funds"); Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"); Alexander B. Washburn, a U.S. citizen; Daniel R. Baty, a U.S. citizen; Stanley L. Baty, a U.S. citizen and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012, November 20, 2012, December 21, 2012 and April 15, 2013 (April 15 is the first filing the Partners Fund became part of the Reporting Persons) with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company").

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 2.   Identity and Background

Item 2, section (c) is hereby amended and supplemented to read as follows:

Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Funds' investment portfolios. Mr. B. Baty is a member of the Adviser.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The 1,417 Shares received by the Reporting Persons on May 1, 2013 were received as an in-kind transfer to the Partners Fund from its limited partners as an investment into the Partners Fund.

Item 5.   Interest in Securities of the Company

The response set forth in Item 5(a) is hereby replaced in its entirety by the following:

(a) As of June 26, 2013, the Reporting Persons may be deemed to beneficially own an aggregate of 4,304,994 Shares, which constitutes 39.81% of the 10,813,510 Shares outstanding as of March 31, 2013, as reported by the Company directly to the Adviser.

The response set forth in Item 5(c) is hereby amended and supplemented as follows:

(c) On May 1, 2013 the Partners Fund received an in-kind transfer of 1,417 Shares from its limited partners who brought their positions over from another fund as a capital contribution into the Partners Fund. In addition to the in-kind transfer, the Opportunity Fund engaged in unsolicited broker transactions in the open-market during the past 60 days. The trading dates, number of shares purchased and price per share for all open-market transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Schedule A.

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2013   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)
                               By: Columbia Pacific Advisors, LLC
                                        General Partner

                                        */s/ Alexander B. Washburn*_____
                               Name: Alexander B. Washburn
                               Title: Managing Member

                               COLUMBIA PACIFIC ADVISORS, LLC   (1)

                               By: */s/ Alexander B. Washburn*_____
                               Name: Alexander B. Washburn
                               Title: Managing Member

                                        */s/ Alexander B. Washburn*_____
                               ALEXANDER B. WASHBURN   (1)

                                        /s/ Daniel R. Baty   _____
                               DANIEL R. BATY   (1)

                                        /s/ Stanley L. Baty   _____
                               STANLEY L. BATY   (1)

                                        /s/ Brandon D. Baty   _____
                               BRANDON D. BATY   (1)

                               COLUMBIA PACIFIC PARTNERS FUND, Ltd. (1)
                               By: Columbia Pacific Advisors, LLC
                                        Investment Manager

                                        */s/ Alexander B. Washburn*_____
                               Name: Alexander B. Washburn
                               Title: Managing Member

(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated April 15, 2013 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on April 15, 2013 and incorporated by reference herein.

SCHEDULE A

OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUNDS IN THE PAST 60 DAYS

Date	Fund	Transaction	Shares	Price
04/29/2013	Opportunity Fund	BUY	300	3.59
04/30/2013	Opportunity Fund	BUY	20,206	3.4326
05/01/2013	Opportunity Fund	BUY	9,200	3.6959
05/02/2013	Opportunity Fund	BUY	800	3.7738
05/03/2013	Opportunity Fund	BUY	1,757	3.8315
05/06/2013	Opportunity Fund	BUY	14,674	3.8150
05/07/2013	Opportunity Fund	BUY	9,059	3.9274
05/08/2013	Opportunity Fund	BUY	3,239	3.9670
05/09/2013	Opportunity Fund	BUY	918	3.9683
05/10/2013	Opportunity Fund	BUY	2,300	4.0126
05/13/2013	Opportunity Fund	BUY	3,587	3.9521
05/14/2013	Opportunity Fund	BUY	1,200	4.0084
05/15/2013	Opportunity Fund	BUY	225	3.99
05/16/2013	Opportunity Fund	BUY	800	3.995
05/17/2013	Opportunity Fund	BUY	6,000	3.9615
05/20/2013	Opportunity Fund	BUY	1,600	4.0925
05/21/2013	Opportunity Fund	BUY	1,200	4.12
05/22/2013	Opportunity Fund	BUY	5,500	4.1094
05/23/2013	Opportunity Fund	BUY	2,100	4.1233
05/24/2013	Opportunity Fund	BUY	999	4.116
05/28/2013	Opportunity Fund	BUY	3,309	4.1329
05/29/2013	Opportunity Fund	BUY	1,200	4.2124
05/30/2013	Opportunity Fund	BUY	2,050	4.0822
05/31/2013	Opportunity Fund	BUY	20,800	3.9237
06/03/2013	Opportunity Fund	BUY	2,795	4.0158
06/04/2013	Opportunity Fund	BUY	11,800	4.0004
06/05/2013	Opportunity Fund	BUY	10,473	4.001
06/10/2013	Opportunity Fund	BUY	200	4.035
06/11/2013	Opportunity Fund	BUY	386	3.9966
06/12/2013	Opportunity Fund	BUY	100	4.02
06/14/2013	Opportunity Fund	BUY	300	4.04
06/17/2013	Opportunity Fund	BUY	100	4.04
06/18/2013	Opportunity Fund	BUY	100	4.04
06/20/2013	Opportunity Fund	BUY	700	3.9614
06/21/2013	Opportunity Fund	BUY	1,300	3.9585
06/24/2013	Opportunity Fund	BUY	12,804	3.9652
06/26/2013	Opportunity Fund	BUY	3,500	3.8997